

May 28, 2024

Todd Rowley
Chief Executive Officer
Strategic Wireless Infrastructure Fund II, Inc.
660 Steamboat Road, 1st Floor
Greenwich, CT 06830

Re: Strategic Wireless Infrastructure Fund II, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-11
Submitted May 10, 2024
CIK No. 0001868516

Dear Todd Rowley:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-11

Cover Page

1. We note your response to prior comment 3. Please revise your disclosure to clarify the circumstances under which the board would make the determination to calculate NAV on a monthly basis. Additionally, we note your disclosure that you would submit a prospectus supplement to address such a change. Please advise why this would not be considered a fundamental change necessitating a post-effective amendment given that you will be revising your method of pricing your shares.

Market Overview, page 77

2.   Please update your market data, as your reported rent collection data reflects information from 2020.

Investments in Real Estate and Real Estate Debt, page 99

3.   We note you populated the table presented on the top of page 99. We further note that you report Other - DataCom Joint Venture segment revenue of $688,695, which you state is your 51% share of the revenue of the joint venture. The amount of $688,695 does not appear to be segment revenue, as there is no revenue for this segment within your segment footnote disclosure on page F-27. Please relabel the column on page 99 with a term that is not the same as nor confusingly similar to a GAAP term.

4.   Please tell us the nature of the differences between the asset acquisition prices listed on page 100 and the asset acquisition costs listed on page F-23, and revise if needed.

5.   We note your table on page 101 that discloses the principal provisions of the lease terms as of the acquisition date of your material properties. Please further disclose, if different, the current expiration date as of the date of the filing.

6.   We note your response to prior comment 7. In your table under Investments in Real Properties, please add a column that reflects your average base rent. Under your column titled Average Effective Annual Base Rent, please revise footnote (1) to reflect that this metric takes into account tenant concessions, such as reimbursements and abatements.

December 31, 2023 NAV Per Share, page 166

7.   Please tell us and revise your filing to clarify the nature and purpose of the line item for accrued expense support repayment within your table on page 166.

Description of Capital Stock, page 173

8.   We note your response to prior comment 4; however, the material differences among your securities is still unclear. For example, please clarify the rights associated with the A, AX, DX and IX shares, including voting rights and rights to distributions from the operating partnership, rights under your share repurchase program and conversion rights. See Item 202(a)(4) of Regulation S-K.

Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heath D. Linsky, Esq.